SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

We hereby inform our shareholders and the market in general that Eletrobras, through participation in special purpose companies, in which our subsidiary companies Furnas and Chesf hold 49% of their capital, was the winner in the A-5/2011 Aneel Auction, held this date, of the wind energy projects below:

Enterprise	Investiment	Capacity	Physics Guarantee	Total	ICB	Revenue
	(R$)	(MW)	(MWm)	(MWh)	(R$/MWh)	(R$/year)
Furnas 49%
GOIABEIRA	67,233,000.00	19.2	9.9	1,525,284	107.70	8,392,465.44
VENTOS DE HORIZONTE	51,940,000.00	14.4	7.3	1,122,048	107.69	6,142,932.48
JANDAIA	97,654,000.00	28.8	14.1	2,051,244	107.70	11,328,440.75
SÃO JANUÁRIO	71,633,000.00	19.2	9	1,385,028	107.69	7,593,062.88
UBATUBA	44,967,000.00	12.6	5.8	894,132	107.69	4,872,811.32
JANDAIA I	69,473,000.00	19.2	9.9	1,525,284	107.70	8,357,407.92
NOSSA SENHORA DE FÁTIMA	97,654,000.00	28.8	12.8	1,963,584	107.69	10,810,961.28
PITOMBEIRA	91,226,000.00	27	13.9	2,138,904	107.70	11,747,370.24
SANTA CATARINA	52,855,000.00	16	8.5	1,314,900	107.70	7,252,623.00
SÃO CLEMENTE	71,633,000.00	19.2	9.3	1,437,624	107.69	7,920,914.64
	716,268,000.00	204.4	100.5	15,358,032		84,418,989.95

Chesf 49%
CAIÇARA I	100,893,000.00	30.6	14.6	2,366,820	107.98	13,139,577.81
CAIÇARA II	67,768,000.00	19.8	9.6	1,630,476	107.98	9,048,789.64
JUNCO I	100,893,000.00	30.6	13.1	2,121,372	107.98	11,861,096.93
JUNCO II	100,893,000.00	30.6	13.3	1,998,648	107.98	11,117,600.43
	370,447,000.00	111.60	50.6	8,117,316		45,167,064.81

	1,086,715,000.00	316.00	151.1	23,475,348		129,586,054.76

ICB= Enterprise Cost Benefit Index

Rio de Janeiro, December 20, 2011

Armando Casado de Araujo

Chief Financial and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 21, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.